DRINKS AMERICAS HOLDINGS, INC.
372 Danbury Road
Wilton, CT 06897

January 27, 2010

United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3561
Attn: Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services

Re:	Drinks Americas Holdings, Inc. Form 10-Q for the period ending 10/31/09 Filed December 21, 2009 Reference No. 000-19086

        Dear Ms. Jenkins:

This refers to your letter of January 11, 2010 addressed to Mr. Kenny of Drinks Americas Holdings, Inc. (the “Company” or “Drinks”).  We have responded to your comments by amending our Form 10-Q amending and restating the second paragraph of Item 4 “Controls and Procedures” as follows:

Our Chief Executive Officer and our former Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures as of October 31, 2009 as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of October 31, 2009, our Chief Executive Officer, who also is our principal executive officer, and our former Chief Financial Officer, who was our principal financial officer, concluded that, as of such date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be declared by us in reports that we file with or submit to the SEC is (1) recorded, processed, summarized, and reported within the periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and our former Chief Financial Officer, to allow timely decisions regarding required disclosure.  There was no change in our internal control over financial reporting that occurred during the fiscal quarter ended October 31, 2009  that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Ms. Jenkins
January 27, 2010

Please note that the resignation of the Company’s Chief Financial Officer which was noted in paragraph three of your letter was the subject of a Current Report on Form 8-K filed by the Company on October 30, 2009.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ J. Patrick Kenny
J. Patrick Kenny
Chief Executive Officer